[***] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Explanatory Note: This Agreement was amended by the Amendment Agreement between the Parties dated as of February 27, 2008 (the "2008 Amendment"), a copy of which is being filed with the Securities and Exchange Commission simultaneous with the filing of this Agreement. Accordingly, this Agreement includes notations to direct readers to the 2008 Amendment with respect to those sections which were revised by the 2008 Amendment and has been conformed to reflect the deletion of those sections which were removed by the 2008 Amendment.

EXHIBIT 10.27

NEBIVOLOL DEVELOPMENT AND COMMERCIALIZATION AGREEMENT

            This NEBIVOLOL DEVELOPMENT AND COMMERCIALIZATION AGREEMENT (this "Agreement") is entered into as of January 6, 2006 ("Effective Date"), by and between Forest Laboratories Holdings Limited, an Irish corporation having offices at Milner House, 18 Parliament Street, Hamilton HM11, Bermuda ("Forest"), and Mylan Laboratories Inc., a Pennsylvania corporation having offices at 1500 Corporate Drive, Suite 400, Canonsburg, PA 15317 ("Mylan"). Forest and Mylan sometimes shall individually be referred to hereinafter as a "Party" and collectively as the "Parties."

            WHEREAS, Mylan has entered into that certain License Agreement Concerning Nebivolol between Janssen Pharmaceutica NV ("Janssen") and Mylan dated as of February 21, 2001, which is attached hereto and made a part hereof as Exhibit A (the "Janssen Agreement");

WHEREAS, Mylan Bertek Pharmaceuticals Inc., a wholly owned subsidiary of Mylan, has prepared and submitted to the United States Food and Drug Administration New Drug Application No. 21-742; and

            WHEREAS, Forest has expertise in the development and commercialization of pharmaceutical drug products as contemplated by this Agreement and Mylan has agreed to grant certain licenses and sublicenses relating to the subject matter of the Janssen Agreement to Forest and Forest has agreed to make certain payments in connection with such grants and to perform the further activities contemplated hereby, all on the terms and conditions hereinafter set forth.

            NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements contained herein, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1

DEFINITIONS

In addition to terms defined elsewhere in this Agreement, the following terms used in this Agreement are defined below:

            1.1.      " Affiliate" means, with respect to any Party, any entity, directly or indirectly, controlling, controlled by or under common control with such Party, for only so long as such control exists. For purposes of this Section, "control" means (i) in the case of a corporate entity, direct or indirect ownership of more than fifty percent (50%) of the stock or shares having the right to vote (or such lesser percentage which is the maximum allowed to be owned by a foreign corporation in a particular jurisdiction) for the election of directors of such entity or (ii) in the case of an entity that is not a corporate entity, the possession, directly or indirectly, of the power to direct, or cause the direction of, the management or policies of such entity, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling," "controlled by" or "under common control" shall have the meanings comparable to the foregoing.

1.2. " Calendar Quarter" shall mean a three (3) month period beginning on the first day of January, April, July, and October.

1.3. " Calendar Year" shall mean a period of twelve (12) consecutive months beginning on the first day of January.

1.4. " Change of Control" shall have the meaning set forth in Section 15.1 hereof.

            1.5.      " Commercialization" or "Commercialize" means activities directed to marketing, having marketed, promoting, detailing, distributing, selling, having sold, offering for sale and providing commercial support.

            1.6.      " Commercially Reasonable Efforts" means the level of efforts required to carry out an obligation in a sustained manner consistent with the efforts a pharmaceutical company devotes to a product of similar market potential, profit potential or strategic value, based on market conditions then prevailing (including, without limitation, the extent of legal market exclusivity then reasonably expected), consistent with the exercise of prudent scientific and/or business judgment in accordance with generally accepted practices in the pharmaceutical industry. Commercially Reasonable Efforts shall be determined without regard to the particular circumstances of a Party, including any other product opportunities of such Party. The phrase "commercially reasonable" shall be construed in a comparable manner.

1.7. " Commercial Year" shall mean each consecutive twelve (12) month period commencing with the first day of the Calendar Quarter in which the First Commercial Sale occurs.

            1.8.      " Compound" shall mean the chemical entity Nebivolol (alpha, alpha – [iminobis (methylene)] bis [6-fluoro-3, 4-dihydro-2H-1-benzopyran-2-methanol] hydrochloride) and any and all analogues, homologous, derivatives, salts, metabolites, esters, isomers, enantiomers, and pro-drugs related thereto.

            1.9.      " Cost of Goods" means the direct costs of raw materials and labor incurred in formulating, manufacturing, shipping, packaging and labeling, as the case may be, including quality assurance and quality control activities, together with directly allocable manufacturing overheads (but excluding corporate, general or administrative overheads). Cost of Goods shall be determined in accordance with the relevant Party’s standard cost accounting policies in each case as consistently applied to the manufacture of pharmaceutical products and accrued and reflected in accordance with US GAAP.

            1.10.    " Detail" means a face-to-face presentation by a sales representative in which key attributes of the Product are verbally presented in the first or second position (a) to one or more target licensed physicians or other medical professionals who treat patients with cardiovascular diseases or disorders, or in an institutional setting or (b) to one or more persons who are responsible for making purchasing decisions. "Detail," when used as a verb, and "Detailing" shall have comparable meanings.

            1.11.    " Develop" or "Development" means to research, develop, analyze, test and conduct preclinical, clinical and non-clinical trials. "Developing" and "Development" shall have comparable meanings. When used as a verb, "Developing" means to engage in Development.

1.12. " Directly Competitive Product" shall have the meaning set forth in Section 5.16.

1.13. " FDA" means the United States Food and Drug Administration, and any successor agency thereto.

            1.14.    " First Commercial Sale" means, with respect to the Product, the first sale for end use or consumption of the Product in a country after Regulatory Approval. Sale to an Affiliate or sublicensee shall not constitute a First Commercial Sale unless the Affiliate or sublicensee is the end user of the Product.

            1.15.    " Fair Market Value" means with respect to a valuation required by any provision hereof, the price which a willing buyer would pay, on an arm’s length basis, for all rights and related intellectual property assets which comprise the assets, data or rights being valued, in light of the status of development and reasonably anticipated risks and costs of further development and the market potential for the commercialization of such assets, data or rights. In any case where Fair Market Value must be determined, the determination shall be made by mutual agreement of the Parties through good faith negotiations based upon objective data possessed and disclosed by both Parties; provided that if no agreement as to Fair Market Value is reached after a period of sixty (60) days, Fair Market Value shall be determined by a Valuation Panel, whose decision shall be binding and conclusive upon the Parties.

1.16. " Generic Product" shall have the meaning set forth in Section 6.1.

1.17. " Janssen Development Plan" shall mean the plan agreed between Janssen and Mylan under the Janssen Agreement.

            1.18.    " Janssen Know-How" shall mean all methods, processes, techniques, products, machines, materials, compositions, technology, information, data, results of tests, studies, analyses and expertise, whether patented or unpatented, now or hereafter during the term of or prior to this Agreement in the possession of Janssen, or any Affiliate or to which Janssen has rights (other than Mylan Know-How) which are useful in, and specifically related to, formulating, manufacturing, marketing or using the Compound or the Product, including, without limitation, pharmacology, toxicology, drug stability, manufacturing and formulation methodologies and techniques, clinical and non-clinical safety and efficacy studies, marketing studies and absorption, distribution, excretion and metabolism studies; provided that, Janssen Know-How shall not be deemed to include any of the preceding to the extent not included in Know-How as defined in, and licensed by Janssen to Mylan under, the Janssen Agreement.

            1.19.    " Law" means any applicable statute, law, ordinance, regulation, order, or rule of any federal, state, local, foreign, or other governmental agency or body or of any other type of regulatory body (including common law) or securities exchange, including those covering pharmaceutical sales, environmental, pollution, energy, safety, health, transportation, bribery, record-keeping, zoning, antidiscrimination, antitrust, wage and hour, and price and wage control matters.

1.20. " Letter Agreement" shall have the meaning set forth in Section 2.1.

1.21. " Licensed Know-How" shall mean the Janssen Know-How and the Mylan Know-How.

            1.22.    " Licensed Patents" means those patents and patent applications listed in Schedule 1.22, as well as any patent issuing from such patent applications and any re-examinations and reissues of patents included in Schedule 1.22.

            1.23.    " Mylan Know-How" means all methods, processes, techniques, products, machines, materials, compositions, technology, information, data, results of tests, studies, analyses and expertise, whether patented or unpatented, now or hereafter during the term of or prior to this Agreement in the possession of Mylan or any Affiliate (other than Janssen Know-How) which are useful in, and specifically related to, formulating, manufacturing, marketing or using the Compound or the Product, including, without limitation, pharmacology, toxicology, drug stability, manufacturing and formulation methodologies and techniques, clinical and non-clinical safety and efficacy studies, marketing studies and absorption, distribution, excretion and metabolism studies.

1.24. " NDA" shall mean a New Drug Application (and its Canadian equivalent).

1.25. " Net Sales" shall mean the gross amount invoiced with respect to commercial sales of the Product by Forest, its sublicensees and Affiliates to Third Parties, less

(a) quantity and/or normal and customary cash discounts allowed or taken;

(b) freight, postage and insurance to the extent included in the gross amount invoiced;

(c)  credits, rebates and/or adjustments allowed or given by reason of expiration dating, rejections or returns, shelf stock adjustments, retroactive price reductions or programs with wholesalers or other distributors or resellers according to which they are entitled to chargeback rebates, credits or adjustments;

(d)  rebates, administrative fees, reimbursements or similar payments to or for Medicaid or any other government programs (whether mandated or voluntary), hospitals, health maintenance organizations, insurance carriers, buying groups or other entities.

Notwithstanding the foregoing, where any such discounts, reductions, payments or rebates are based on sales to the customer of a bundled set of products in which the Product is included (where such sales are permitted by law and mutually agreed by the Parties), the applicable discount, reduction, payment or rebate for the Product in such bundled arrangement shall be based on the weighted average discount, reduction, payment or rebate of such bundled set of products.

            1.26.    " Product" means any finished human pharmaceutical drug product(s) which (a) is covered by the Licensed Patents or the Licensed Know-How or (b) contains the Compound and is developed through the JDC.

            1.27.    " Regulatory Approval" means, in any regulatory jurisdiction, any approvals (including, where necessary for the marketing, use, or other distribution of a drug in a regulatory jurisdiction, pricing, and reimbursement approvals), licenses, registrations, or authorizations or equivalents necessary for the manufacture, use, storage, import, export, clinical testing, transport, marketing, sale, and distribution of the Product in a regulatory jurisdiction anywhere in the Territory in accordance with applicable Law.

            1.28.    " Regulatory Authority" means any federal, national, multinational, state, provincial, or local governmental or regulatory agency, department, bureau, or other governmental entity with responsibility for granting any Regulatory Approval in a country in the Territory, including, without limitation, the FDA in the United States.

1.29. " Territory" means the United States of America and Canada and their territories and possessions.

1.30. " Third Party" means any party other than Forest or Mylan or their respective Affiliates.

            1.31.    " Trademarks" means the trademarks set forth in Schedule 1.31 and any other trademark selected by Forest in consultation with Mylan, and subject to any applicable provisions of the Janssen Agreement, for use in the marketing, promotion or sale of the Product (but not including trademarks or trade names of general applicability to Forest’s business and not specifically related to the Product).

            1.32.    " Valuation Panel" means a panel of three independent Third Parties having expertise and experience in the valuation of pharmaceutical products in the Territory for human use appointed by mutual agreement of the Parties. In the event the Parties are required by the terms hereof to select a Valuation Panel, each Party shall select one such expert within thirty (30) days and the two experts so chosen shall select a third who shall serve as chairperson of the panel. Each Party shall instruct the expert chosen by it to attempt to reach agreement upon such third expert as promptly as practicable and if possible within fifteen days. The decision of a majority of the members of the panel entered into shall be deemed the decision of the Valuation Panel. The parties shall instruct the Valuation Panel to reach its decision as promptly as practicable, and if possible within 30 days of selection of the third member. The costs of this Valuation Panel shall be covered equally (50-50%) by the Parties.

ARTICLE 2

DISTRIBUTION AND RELATED RIGHTS AND OBLIGATIONS

            2.1.       License. Mylan hereby grants to Forest an exclusive license and sublicense, as the case may be, to the Licensed Patents and Licensed Know-How in the Territory and outside the Territory for the limited purpose of manufacturing the Product(s) and/or the Compound for Commercialization in the Territory. To the extent such license consists of a sublicense of Mylan’s rights under the Janssen Agreement, such sublicense shall be subject to the applicable provisions of the Janssen Agreement and compliance with the Janssen Agreement shall not be a breach of this Agreement. For all purposes of this Agreement, the Janssen Agreement shall be interpreted and construed so as to give effect to that certain Supplemental Agreement of even date herewith by and between Janssen and Mylan (the "Letter Agreement").

2.2. Trademark License. Mylan hereby grants to Forest an exclusive license to use the Trademarks set forth on Schedule 1.31 during the Term of this Agreement.

            2.3.       Sublicensing. The licenses granted hereby may be sublicensed by Forest (i) to its Affiliates, subject to notification to Mylan of such sublicense, (ii) with respect to the Development and Commercialization of the Product in Canada subject to Mylan’s prior written consent, not to be unreasonably withheld, and (iii) otherwise only with Mylan’s prior written consent.

ARTICLE 3

DEVELOPMENT AND THE JOINT DEVELOPMENT COMMITTEE

            3.1.       Development. As of the Effective Date Forest shall be responsible for and will pay for its own costs and all external costs for all ongoing and future Development activities. Schedule 3.1 hereto sets forth a complete list of all studies and related Development activities in progress as of the Effective Date. Notwithstanding the preceding, in the event approval of the NDA submitted to the FDA with respect to the hypertension indication requires the performance of any additional pre-clinical or clinical Development, the responsibilities for such Development activities shall be determined by the JDC (as defined below) and irrespective of which Party performs such activities, Forest shall be responsible for the external costs thereof (including for this purpose the costs of monitoring clinical sites, data management, and IVRS or other randomization systems even if performed through internal resources of a Party). Further, to the extent Mylan performs such activities; Mylan shall offer Forest the opportunity to utilize its internal resources to perform such functions, whether contemplated to be performed by Mylan internally or to be outsourced, to the extent Forest has adequate internal resources to perform such functions in an equivalent manner.

[Sections 3.2 through 3.9 deleted pursuant to Section 2.3 of the 2008 Amendment.]

            3.10.      Improvements/Know-How. Pursuant to Sections 2.3 and 2.4 of the Janssen Agreement, Janssen and Mylan may have certain rights and obligations with respect to Improvements and Know-How (as those terms are defined and used in the Janssen Agreement). Forest acknowledges such rights and obligations, and agrees that all Improvements and/or Know-How developed by Forest, if any, shall be subject to such rights and obligations of Janssen and Mylan. Mylan acknowledges that all such Know-How developed or owned by Janssen is included in the license granted to Forest hereunder and Mylan’s rights with respect to any Improvements developed by Janssen shall be deemed held for and exercised for the account and at the discretion of Forest to the extent related to the Product in or for purposes of the Territory.

            3.11.      Development Data. From time to time during the Term, Mylan shall provide Forest with all Development data (including, without limitation, study protocols, data sets, data specification documents, data definition tables, original and annotated case report forms, statistical analysis plans, final table/figure/listings (TFL), final programs for the derived data sets and TFLSs, integrated databases, final clinical study reports and all supporting documentation) and related summaries and analyses owned or controlled by Mylan as Forest may reasonably request in connection with Development, regulatory matters or the Commercialization of Product.

ARTICLE 4

REGULATORY MATTERS

[See 2008 Amendment for amendments to Article 4]

            4.1.       Regulatory Approvals and Expenses. As of the Effective Date, Forest shall be responsible for and will pay its own costs and all external costs of all ongoing and future regulatory activities including, without limitation, preparation and execution of any advisory committee meetings. A representative of Mylan shall be the primary contact with the FDA until the earlier of the date on which (i) an approval from the FDA of the NDA for the use of nebivolol in the treatment of hypertension is granted or (ii) the FDA requires additional studies or other Development activities in order to grant such approval. At such time, Mylan will transfer the NDA to Forest, and, from that time forward, Forest shall be the primary contact with the FDA. Notwithstanding Forest’s primary FDA contact responsibilities, with respect to seeking an approval from the FDA for an NDA or sNDA for the treatment of congestive heart failure on the basis of the SENIORS trial, Mylan shall have the primary responsibility in formulating and preparing the submission strategy, briefing books and related FDA communications until the earlier of the date on which (i) an approval is granted or (ii) the FDA requires additional studies or other Development activities in order to grant such approval. Any other regulatory activity which the JDC decides to pursue will be the primary responsibility of Forest, and a representative of Forest shall be the primary contact with the FDA. The Parties agree that, in their dealings with the Regulatory Authorities, they will at all times comply with Sections 15.1, 15.2 and 15.3 of the Janssen Agreement. Notwithstanding the preceding, Mylan and Forest shall jointly negotiate with the FDA for purposes of all labeling discussions, and Forest shall be the primary contact with the FDA for the purpose of submitting all promotional materials. Mylan shall appoint Forest as Mylan’s agent as necessary for purposes of Forest’s role in FDA activities.

            4.2.       Strategy and Implementation. Each Party shall, immediately upon receipt of any contact with or communication from any Regulatory Authority relating to this Agreement, but in no event more than two (2) business days after such receipt or contact, forward a copy (if in writing) or description (if oral) of the same to the other Party and respond to all reasonable inquiries by the other Party relating thereto. Mylan and Forest shall cooperate through the JDC in the drafting and review of all submissions to Regulatory Authorities. Each Party shall promptly provide the other with copies of all written or electronic communications proposed to be forwarded by it to the Regulatory Authorities with respect to obtaining or maintaining Regulatory Approvals. Each Party shall have a right to review and comment on the content and subject matter of, and strategy for, any Regulatory Approval, all correspondence, including briefing books and other communications, submitted to Regulatory Authorities related to clinical trial design, all proposed labeling and labeling discussions and decisions with the Regulatory Authorities, all post-Regulatory Approval labeling discussions and decisions with the Regulatory Authorities (including the final approved labeling), and post-Regulatory Approval labeling changes; provided that disputes under this Section shall be settled by the JDC or as otherwise provided in this Agreement.

            4.3.       Meetings. To the extent practicable and not prohibited by applicable Law, each Party will have an opportunity to participate in all meetings between the other Party and a Regulatory Authority to the extent that they pertain to Regulatory Approvals. To the extent practicable, Mylan’s and Forest’s members of the JDC shall use reasonable efforts to agree in advance on the scheduling of such meetings, conferences and discussions and on the objectives to be accomplished at such meetings, conferences and discussions and the agenda for the meetings, conferences and discussions with the Regulatory Authorities. To the extent practicable and not previously provided, each Party shall provide the other Party at least five (5) business days before any such meeting, conference or discussion with copies of all documents, correspondence, and other materials in its possession, which are relevant to the matters to be addressed at any such meeting, conference or discussion.

            4.4.       Pharmacovigilence. At Forest’s expense, Mylan shall continue to perform its obligations under that certain Global Safety Database Agreement by and among Janssen, Mylan and Menarini International Operations Luxembourg, S.A. dated as of May 3, 2005 which is attached hereto as Exhibit B and made a part hereof in accordance with and for the period provided thereunder, provided that Forest’s expense obligations shall be limited to the reimbursement of Mylan’s actual incremental costs of performing such obligations, including out-of-pocket costs and allocations of directly related overheads (but not including general or administrative overheads). Schedule 4.4 sets forth Mylan’s current material costs of complying with its obligations under such agreement. Promptly following the date hereof, Mylan and Forest will develop and agree upon a pharmacovigilance reporting protocol providing for the reporting of adverse events by Forest to Mylan for use in compliance with the provisions of the Global Safety Database Agreement and to provide Forest with access to or timely reports from the database so maintained in a manner permitting Forest’s compliance with all applicable regulatory requirements in the Territory. Pending finalization of such protocol, each of the Parties hereto shall disclose to the other Party all safety reports and other information which they may from time to time receive or obtain whether from sources within or without the Territory with respect to any adverse experiences with respect to the Product. Specifically, all serious adverse events and reactions, whether believed due to the Product or not, will be transmitted to the other Party as promptly as possible and in any event within ten (10) calendar days of first knowledge of the event/reaction except for deaths which will be transmitted within five (5) calendar days. All aggregate reports (e.g., IND annual reports, NDA periodic reports, PSURs etc.) submitted to a Regulatory Authority will be transmitted to the other Party within five (5) calendar days of transmission to the Regulatory Authority. All questions from and responses to a health authority will be transmitted to the other Party within five (5) days of receipt/transmission.

To the extent Forest develops or acquires the capacity to manage such global safety database at any time during the Term of this Agreement, upon Forest’s request Mylan will use Commercially Reasonable Efforts in cooperation with Forest to effect a prompt and smooth transition of Mylan’s responsibilities under the Global Safety Database Management Agreement to Forest.

ARTICLE 5

COMMERCIALIZATION

[Sections 5.1 through 5.9 deleted pursuant to Section 3.1 of the 2008 Amendment.]

5.10. Promotional Material. With respect to the use of promotional material, Forest shall be responsible for complying with Section 16.2 of the Janssen Agreement.

[Sections 5.11 through 5.15 deleted pursuant to Section 3.1 of the 2008 Amendment.]

            5.16.      Non-Competition. From the Effective Date through the [***], neither Party nor its respective Affiliates will Commercialize, either directly, or indirectly by means of license, distributorship or similar arrangement, in the Territory a branded pharmaceutical product [***] (a "Directly Competitive Product"). Following [***], in the event a Party elects to market a Directly Competitive Product, it may only do so [***] so as to assure, to the reasonable satisfaction of the other party that marketing and promotional efforts with respect to the Product will not be adversely affected by the marketing of such other product. To the extent a Party would be Commercializing a Directly Competitive Product as a result of a Change of Control, the provisions of Article 15 shall apply in lieu of the provisions of this Section.

            5.17.      Orders, Booking Sales. Forest shall have the sole right and responsibility in the Territory to (i) receive, accept, and fill orders, (ii) control invoicing, order processing, and collection of accounts receivable for sales, (iii) record sales in its books of account, and (iv) receive returns. The Product shall not be discounted disproportionately for any reason, including, without limitation, to attract sales for other products sold by Forest.

ARTICLE 6

GENERIC PRODUCT

            6.1.       Generic Competition. Should a Third Party introduce a fully substitutable generic version of any Product (a "Generic Product") in the Territory, Forest shall continue to use Commercially Reasonable Efforts to continue to distribute such Product [***]. In addition, from and after the introduction by a Third Party of a Generic Product in any country of the Territory, the Royalties payable by Forest with respect to Net Sales in such country (but only to the extent of Net Sales represented by the Product as to which such Generic Product is the generic equivalent) shall be reduced by: (i) [***] of the net Royalties which Mylan would have retained after [***] and (ii) [***]. The Parties agree that an authorized Generic Product may be launched at such time as the Parties agree, based upon objective evidence shared and discussed by the Parties, that a launch of a Generic Product by a Third Party in the Territory is imminent, but in no event later than simultaneously with the launch of a Generic Product by a Third Party. Provided Mylan provides Forest with reasonable advance notice (but at least six months), [***]. In the event authorized generics are not permitted, either Party may develop, distribute, manufacture or commercialize its own Generic Product at the time of Third Party generic introduction. In light of the exclusive license grants contained in this Agreement, irrespective of which Party markets the authorized version or any other such Generic Product, the Party selling such Generic Product shall pay the other Party [***] with respect to such Generic Product. No Royalties shall be due or payable by Forest with respect to Net Sales of Generic Product. For purposes of this Section, [***].

ARTICLE 7

SUPPLY ADDENDUM

            7.1.      The Parties agree that the manufacturing of the Product shall be done in accordance with the terms set forth in the Supply Addendum which is attached hereto as Exhibit C and shall be deemed a part hereof. Mylan will manufacture the Product until a site transfer can be made to Forest, provided that Forest may purchase such Product in bulk finished form and assume responsibility for final packaging and labeling activities as promptly as Forest’s facilities are properly qualified and subject to coordination of work in progress with Mylan in a commercially reasonable manner. In addition, in connection with the transfer of manufacturing responsibilities to Forest, the Parties shall use Commercially Reasonable Efforts to provide for a smooth and uninterrupted supply transition (including the coordination of forecasts and orders for Compound from Janssen). At that time, Forest shall become the primary manufacturer, and Mylan shall remain as a secondary manufacturer.

ARTICLE 8

PRODUCT RECALLS

            8.1.       Product Recall Liability. In the event a Regulatory Authority shall order any Recall with respect to the Product supplied hereunder or a recall is voluntarily initiated by a Party hereto or by Janssen, and the cause of such Recall is due to (a) a breach by Mylan of any of its representations, warranties, obligations, covenants or other agreements contained herein or in the Supply Addendum, then Mylan shall be liable, and shall reimburse Forest for the reasonable out-of-pocket costs and expenses relating to or arising out of such Recall, or (b) a breach by Forest of any of its representations, warranties, obligations, covenants or other agreements contained herein or in the Supply Addendum, then Forest shall be liable and shall reimburse Mylan for its reasonable out-of-pocket costs and expenses relating to or arising out of such Recall; provided that if both Parties share responsibility with respect to such Recall, the costs shall be shared in the ratio of the Parties' contributory responsibility.

            8.2.       Product Recall. Whenever a field alert and/or recall and/or withdrawal of the Product from the Territory is being contemplated by the Parties or Janssen for any reason whatsoever (such as inadequate labeling or governmental action) the Party manufacturing the Product at that time shall, without prejudice to its obligations under the law and prior to any notification to the authorities in the Territory, and prior to any unilateral action and/or communication, consult with the other Party and Janssen to enable them to participate in deciding the appropriate actions to be taken during the implementation of such field alert and/or recall and/or withdrawal, provided that Forest shall have the final decision-making authority as to a voluntary recall. However, nothing stated herein shall prevent, constrain or delay any action which the Party manufacturing the Product at that time, in its sole discretion, deems to be to protect the public, comply with the Law or to protect its business interests or reputation.

            8.3.       Records and Notification. Forest and Mylan shall each maintain traceability records as are sufficient and as may be necessary to permit a Recall. Forest and Mylan agree that if either Party shall discover or become aware of any fact, condition, circumstance or event (whether actual or potential) concerning or related to the Product which may reasonably require a Recall, such Party shall promptly communicate such fact, condition, circumstance or event to the other Party as soon as possible but in all instances within twenty-four (24) hours. In the event (a) any Regulatory Authority or other governmental body requests that the Product be Recalled, (b) a court of competent jurisdiction orders such a Recall, or (c) Forest determines in accordance with Section 8.2 that the Product should be Recalled from the market, the Parties shall take all appropriate remedial actions with respect to such Recall. To the extent that it is necessary to communicate with any Party, including but not limited to any Regulatory Authority or other governmental body, the media, or any customer of Forest, concerning any such fact, condition, circumstance or event, a Forest official shall be the primary contact person concerning the Recall and remedial action. The obligations under this Section shall survive the complete or partial termination of this Agreement. Each party shall make every reasonable effort to mitigate any costs or expenses to be reimbursed by the other Party pursuant to this Article 8.

ARTICLE 9

MILESTONES

            9.1.       Up Front Milestone. Within five (5) days of the Effective Date of this Agreement, Forest will pay Mylan a one time non-refundable, non-creditable milestone payment of Seventy Five Million Dollars ($75,000,000.00).

[Sections 9.2 through 9.4 deleted pursuant to Section 4.2 of the 2008 Amendment.]

ARTICLE 10

ROYALTIES

[Sections 10.1 and 10.2 deleted pursuant to Sections 4.3 and 4.5, respectively, of the 2008 Amendment.]

           10.3.       Royalty Reports and Payments. Within forty-five (45) days following the end of each Calendar Quarter, Forest shall deliver to Mylan a report setting forth in reasonable detail the information listed below sufficient to determine the Royalties under this Agreement, which report shall be accompanied by payment of the Royalty for such quarter. The report shall include at least the following, separately stated as to the Product:

(a) the quantity of the Product invoiced by Forest and its Affiliates, permitted sublicensees and subdistributors during such calendar quarter and the billings therefor;

(b) the allowable deductions therefrom; and

(c) the calculation of Royalties thereon.

           10.4.       Records. Forest shall keep or cause to be kept such records as are necessary to determine accurately, in a manner consistent with GAAP and this Agreement, the sums or credits due to Mylan under this Agreement including, but not limited to, Net Sales, for a period of at least three years following the end of the period to which such records relate.

           10.5.       Foreign Exchange. For the purpose of computing the Net Sales for the Product sold in Canadian currency, such amounts shall be converted into United States Dollars ("Dollars") on a Calendar Quarter basis using the prevailing exchange rate as reported in The Wall Street Journal as applicable on the last business day of such Calendar Quarter with respect to which payment is due.

           10.6.       Manner of Payments. All sums due to either Party under this Agreement shall be payable by electronic funds transfer in immediately available funds to such bank account(s) as each of Forest and Mylan shall designate in writing.

ARTICLE 11

REASONABLE INSPECTION

           11.1.       Audit. The Parties shall maintain such records as are necessary to document their compliance with this Agreement and to comply with the obligations of Section 7.1 of the Janssen Agreement. Such records shall be retained by the Party (in such capacity, the "Recording Party") for a period of at least three years from the end of the period to which such records relate, and, at the request and expense of the other Party, shall be made available for inspection, review, and audit, by the other Party or an internationally recognized independent public accounting firm appointed by such other Party and reasonably acceptable to the Recording Party for the sole purpose of verifying the Recording Party’s accounting reports and payments made or to be made pursuant to this Agreement; provided that notwithstanding the foregoing, such audits may not be performed by either Party more than once per Calendar Year and only once with respect to each periodic report and payment. Any underpayment or overpayment determined by such inspection shall be paid within thirty (30) days after the delivery of the accountant’s report to the Parties. Forest agrees to be subject to Janssen audit rights set forth in Section 7.2 of the Janssen Agreement.

           11.2.       Costs of Audits. The auditing Party shall pay for such inspections, except that in the event where the audit discloses a variance to the detriment of the auditing Party of more than [***] percent in the amount of any such payment, or any payment determined in whole or in part pursuant to such report, covering a payment period obligation of 12 months or more, then the Recording Party shall pay the reasonable out of pocket fees and costs of such inspection.

ARTICLE 12

REPRESENTATIONS AND WARRANTIES

12.1. Mutual Representations and Warranties. Each Party as to itself hereby represents, warrants and covenants to the other Party that:

(a)  Representations of Authority. As of the Effective Date, it is duly organized, validly existing and in good standing under the Laws of its jurisdiction or incorporation or formation, and has full right, corporate power and authority to enter into this Agreement and to perform its respective obligations under this Agreement and that it has the right to grant to the other Party the licenses and sublicenses granted pursuant to this Agreement.

(b)  Consents. Except for any Regulatory Approvals, pricing, and/or reimbursement approvals and/or similar approvals necessary for the Development or Commercialization, all necessary consents, approvals, and authorizations of all government authorities and Regulatory Authorities and other persons required to be obtained by it as of the Effective Date in connection with the execution, delivery, and performance of this Agreement have been obtained.

(c)  No Conflict. Notwithstanding anything to the contrary in this Agreement, the execution and delivery of this Agreement by such Party, the performance of such Party’s obligations hereunder, and the licenses and sublicenses to be granted by such Party pursuant to this Agreement (i) do not conflict with or violate any requirement of Laws existing as of the Effective Date and applicable to such Party and (ii) do not breach or violate any provision of its constitutional documents, (iii) do not conflict with, violate, breach or constitute a default under any contractual obligations of such Party or any of its Affiliates existing as of the Effective Date. Each Party shall comply with all Laws applicable to Development and Commercialization.

(d)  Brokers. Neither Party nor any of their officers, directors or employees has employed any investment banker, broker or finder that would impose any liability on the other Party for any investment banking fees, brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement.

(e) Enforceability. This Agreement is a legal and valid obligation binding upon it and is enforceable against it in accordance with its terms.

(f)  Debarred Persons. Neither Party shall knowingly utilize the services of any employee or other person in the performance of any of its obligations hereunder who is debarred by the FDA or other governmental authority from participating in any federal health program.

12.2. Additional Representations and Warranties of Mylan. Mylan represents and warrants to Forest that, as of the Effective Date:

(a) Mylan has not previously granted any rights that are inconsistent with the rights and licenses granted herein.

(b)  Other than as discussed by the Parties: (i) to Mylan’s actual knowledge, there are no pending claims, judgments, or settlements against or owed by Mylan nor any pending reissue, reexamination, interference, opposition, or similar proceedings with respect to the Licensed Patents or the Trademarks; and (ii) Mylan has not received written notice of any threatened claims or litigation or any reissue, interference, opposition, reexamination, or similar proceedings seeking to invalidate or otherwise challenge the Licensed Patents or Trademarks, nor is Mylan aware of any reasonable basis for any such claim or proceeding. During the Term, Mylan shall promptly notify Forest in writing upon learning of any such actual or threatened claim, judgment, or settlement or the institution of any reissue, reexamination, interference, opposition, or similar proceeding.

(c)  There is not currently and have not previously been any claims, nor to Mylan’s actual knowledge threatened, against Mylan by Janssen or any other party which would materially impair or delay Mylan’s ability to consummate the transactions contemplated by this Agreement.

(d)  There is not currently and has not previously been any action, suit or proceeding pending, decided or settled or, to Mylan's actual knowledge, action, suit or proceeding threatened, against Mylan before any governmental entity or arbitral body which will materially impair or delay Mylan's ability to consummate the transactions contemplated by this Agreement, and to Mylan's actual knowledge, there are no circumstances existing which are likely to give rise to any such action, suit or proceeding. Mylan has not received notice that it is subject to any outstanding judgment, order, injunction, default notice or decree of any governmental entity or arbitral body which is reasonably likely to materially impair or delay Mylan's ability to consummate the transactions contemplated by this Agreement.

(e)  The Janssen Agreement constitutes a legal and validly binding obligation of each Party thereto and is in full force and effect and enforceable in accordance with its terms. Except as provided in the Letter Agreement and for amendments provided to Forest by Mylan prior to the date hereof, the Janssen Agreement has not been amended or modified since its execution and sets forth the entire agreement and understanding between Janssen and Mylan as to its subject matter. No event has occurred which would give Janssen or Mylan the right to terminate or limit the Janssen Agreement, create a semi-exclusive license in favor of Janssen thereunder or give either Janssen or Mylan the legal right to seek damages or other legal or equitable remedies with respect thereto, provided that all representations in this Section 12.2(e) are limited to Mylan’s actual knowledge with respect to actions of Janssen.

(f)  Except to the extent of Mylan’s obligations and Janssen’s interest and rights under the Janssen Agreement, Mylan holds exclusive rights to the Licensed Patents and Licensed Know-How, free and clear of all claims of ownership, inventorship or patent infringement (including, without limitation, by current or former employees, consultants or other personnel or agents of Mylan) and free and clear of any license agreement, royalty arrangement or obligation, confidentiality obligation, lien, claim or encumbrance in favor of any Third Party.

12.3. Additional Representations and Warranties of Forest. Forest represents and warrants to Mylan that, as of the Effective Date:

(a)  Forest, its Affiliates, assignees, licensees and contractors shall adhere in all material respects to all applicable Laws relating to the handling, storage, sale, distribution and disposal by any of them of the Product and shall not at any time do, or cause to be done, any act inconsistent with the labeling of any Product.

(b)  There is not currently and has not previously been any action, suit or proceeding pending, decided or settled or, to Forest's knowledge, action, suit or proceeding threatened, against Forest before any governmental entity or arbitral body which will impair or delay Forest's ability to consummate the transactions contemplated by this Agreement, and to Forest's knowledge, there are no circumstances existing which are likely to give rise to any such action, suit or proceeding. Forest has not received notice that it is subject to any outstanding judgment, order, injunction, default notice or decree of any governmental entity or arbitral body which is reasonably likely to materially impair or delay Forest's ability to consummate the transactions contemplated by this Agreement.

(c)  Forest has sufficient financial wherewithal to: (a) perform all of its obligations pursuant to this Agreement; and (b) meet all of Forest's obligations that come due in the ordinary course of business.

(d)  Provided that Forest shall not be deemed to make any representation or warranty as to the success or potential success of the Development or Commercialization of the Product, Forest has sufficient technical expertise and know-how to manufacture the Product and has the requisite clinical and regulatory expertise and know-how to perform all of its obligations pursuant to this Agreement.

(e)  Forest acknowledges that from and after Effective Date and subject to the compliance by Mylan with its obligations hereunder, Forest shall be, and hereby is, responsible to the Regulatory Authorities for full performance of all the obligations of the holder of such Regulatory Approvals that exist for the Product at any time. Forest has the necessary expertise to properly perform all of its obligations pursuant to this Agreement.

(f)  Forest has conducted a comprehensive review and analysis of all relevant information to the transaction contemplated by this Agreement provided or made available by Mylan and acknowledges that, to the best of Forest’s knowledge, Forest has been provided adequate access to the personnel, properties, premises and records of Mylan for such review and analysis.

           12.4.      Disclaimer of Warranties. EXCEPT AS OTHERWISE SPECIFICALLY PROVIDED IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATIONS OR WARRANTIES, EXPRESS, IMPLIED, STATUTORY, OR OTHERWISE, CONCERNING THE DEVELOPMENT, COMMERCIALIZATION, MARKETING, OR SALE OF THE PRODUCT INCLUDING THE SUCCESS OR POTENTIAL SUCCESS THEREOF. EXCEPT AS EXPRESSLY SET FORTH HEREIN, EACH PARTY EXPRESSLY DISCLAIMS ANY AND ALL REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING THE WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

ARTICLE 13

CONFIDENTIALITY

           13.1.       Confidential Information. That certain Confidentiality Agreement by and between Mylan and Forest Laboratories Inc. dated as of September 23, 2005, which is attached hereto as Exhibit D (the "Confidentiality Agreement") is hereby incorporated by reference in its entirety into this Agreement.

           13.2.       Publications. As of the Effective Date, Forest shall be responsible for preparing (and revising when appropriate), in each case after consultation with Mylan and subject to Janssen’s rights pursuant to Section 4.12 of the Janssen Agreement, publication plans for the Product.

           13.3.       Public Announcements. The Parties will agree upon the text of a joint press release announcing the transactions contemplated hereby. Except for such press release and as permitted under the Confidentiality Agreement, neither Party will make any public announcement of any information regarding this Agreement, the Product or any research or Development activities under this Agreement without the prior written approval of the other Party and Janssen, if required, pursuant to Section 24.6 of the Janssen Agreement. Notwithstanding the above, but subject to Janssen’s rights, pursuant to the Janssen Agreement, the Parties and their respective Affiliates shall be free to publicly disclose information contained in the press release referenced in this Section, or in any other materials that have been previously approved for disclosure by the other Party, without further approval from the other Party hereunder. The Parties further agree that each Party may, in its sole reasonable discretion, file a Current Report on Form 8-K with the SEC to announce the filing of the press release and filing it as an exhibit thereto, as well as to incorporate it by reference into other SEC filings. Further, each Party may file this Agreement as a "Material Contract" exhibit to SEC filings to the extent it reasonably believes required by applicable SEC regulations, subject to consultation with the other Party and using Commercially Reasonable Efforts to seek confidential treatment of portions of this Agreement deemed by a Party to be commercially sensitive, to the extent permitted by law and SEC regulations and policy.

           13.4.       Confidentiality of this Agreement. Subject to the provisions of Section 13.3, the terms of this Agreement shall be Information of each Party and, as such, shall be subject to the provisions of the Confidentiality Agreement.

ARTICLE 14

TERM AND TERMINATION

           14.1.       Term. Unless earlier terminated, this Agreement shall commence on the Effective Date and shall continue in full force and effect until the Parties cease to sell, Develop and Commercialize a Product or a Generic Product in the Territory (the "Term").

           14.2.       Termination for Breach. Either Party may, without prejudice to any other remedies available to it at Law or in equity, terminate this Agreement, in the event that the other Party (as used in this subsection, the "Breaching Party") shall have materially breached its obligations under this Agreement, and the Breaching Party has not cured such breach within [***] (or where the default is a failure to pay monies due, for [***]) after receipt of written notice of such breach is provided by the non-breaching Party to the Breaching Party to remedy such default. Any such termination shall become effective at the end of such [***] period unless the Breaching Party has cured any such breach prior to the expiration of such applicable period. If a material breach cannot be cured within the [***] cure period, this Agreement shall not terminate if the breaching Party has made diligent efforts to cure such breach within the [***] period and this Agreement shall remain in effect for such period after notice of breach as may be reasonable in the circumstances as long as the breaching Party continues to use diligent efforts to pursue the cure with a reasonable expectation that cure will be effected as promptly as practicable thereafter. In the event the Parties dispute the existence of a material breach or a Party’s diligence in attempting to cure a material breach, termination of this Agreement shall not be deemed to occur unless and until such dispute has been referred for resolution in accordance with Section 18.9 hereof, material breach of the Agreement or failure to make diligent efforts to cure such breach has been established by an arbitration thereunder and, if such breach can be cured by the payment of money or remedial actions within a defined period as established by the arbitration, the breaching Party does not pay the amount so determined to be due within [***] days or perform such remedial actions within such defined period following and as required by such arbitration decision.

14.3. Termination for Bankruptcy. Either Party may, subject to the provisions set forth herein, terminate this Agreement immediately without further notice to the other Party if, at any time, the other Party shall:

(a)  commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law or seeking the appointment of a trustee, receiver, liquidator, custodian or similar official of it or of any substantial part of its property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall make a general assignment for the benefit of creditors, or shall fail generally to pay its debts as they become due, or shall take any corporate action to authorize any of the foregoing; or

(b)  has an involuntary case or other proceeding commenced against it seeking liquidation, reorganization or other relief with respect to it or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding remains undismissed and unstayed for a period of [***]; or an order for relief is entered against such Party under applicable bankruptcy laws.

           14.4.       Forest Right of Termination. Forest reserves the right to terminate this Agreement at any time effective upon delivery of notice to Mylan that it reasonably believes that issues of safety or efficacy are likely to prevent Regulatory Approval of the Product in the United States, to materially delay such approval or to significantly negatively impact the commercial potential of the Product in the United States. In the event of a termination by Forest pursuant to this Section, Forest shall furnish Mylan with reasonable cooperation to assure a smooth transition of any clinical or other studies in progress which Mylan determines to continue in compliance with the Law and ethical guidelines applicable to the transfer or termination of any such studies. In addition, if any NDA has been transferred to Forest prior to the termination, Forest will transfer all such NDA(s) back to Mylan or its designee, and will return all Mylan Confidential Information to Mylan. Finally, in connection with any such termination, Mylan shall be deemed to have a perpetual, fully-paid license, with the right to sublicense, to all intellectual property and know-how of any kind (whether or not patented) owned or controlled by Forest with respect to the Product solely to the extent related to the manufacture, Development or Commercialization of the Product in or for purposes of the Territory. Except as provided by this Section, Forest shall have no further obligation to Mylan in respect of the termination of this Agreement pursuant to this Section, including, without limitation, the payment of any license fee payment the time for payment of which has not occurred as of the notice of termination by Forest in accordance with Article 9 hereof. If the Janssen Agreement is terminated and Mylan’s rights thereunder are extinguished in connection with such termination, the Parties will [***].

14.5. Rights Following Expiration of Term or Termination.

(a)  Upon any termination of this Agreement by either Party pursuant to Sections 14.2 or 14.3, the rights of the Party in breach under this Agreement shall automatically terminate. In such event, the non-breaching Party shall have a perpetual, fully paid license, with the right to sublicense, to all intellectual property and know-how of any kind (whether or not patented) owned or controlled by the breaching Party with respect to the Product solely to the extent related to the manufacture, Development or Commercialization of the Product in or for purposes of the Territory.

(b)  Termination of this Agreement shall not relieve the Parties of any liability or obligation which accrued hereunder prior to the effective date of such termination nor, except as otherwise specifically provided herein, preclude either Party from pursuing all rights and remedies it may have hereunder or at law or in equity with respect to any breach of this Agreement nor prejudice either Party’s right to obtain performance of any obligation. In addition, termination of this Agreement shall not terminate provisions which provide by their respective terms for obligations or undertakings following the expiration of the term of this Agreement.

[ARTICLE 15 deleted pursuant to Section 8 of the 2008 Amendment.]

ARTICLE 16

INDEMNIFICATION

           16.1.       Forest. Except for intellectual property infringement, which are covered in Article 17, Forest shall defend Mylan and its Affiliates at Forest’s cost and expense and will indemnify and hold Mylan and its Affiliates and their respective directors, officers, employees, consultants, contractors, representatives, and agents harmless from and against any and all losses, costs, damages, fees, or expenses (including reasonable attorneys’ fees and expenses) ("Losses") incurred in connection with or arising out of any Third Party claim (a "Third Party Claim") directly relating to (i) any material breach by Forest of its representations or warranties pursuant to this Agreement, (ii) any negligence or willful misconduct of Forest, its Affiliates, or their respective directors, officers, employees, contractors (including, without limitation, Forest’s contract sales force and permitted sub-distributors), consultants, agents, representatives, or permitted sub-licensees in the exercise of any of Forest’s rights or the performance of any of Forest’s obligations under this Agreement, (iii) personal injury and other product liability resulting from the Development, and (iv) the handling, packaging, pricing, marketing, distribution, off-label promotion, shipping, storage, manufacturing or Commercialization by Forest or any of its Affiliates or permitted sublicensees of the Product in the Territory; provided that notwithstanding the foregoing, in all cases referred to in this Section, Forest shall have no liability to Mylan for any Losses to the extent (and only to the extent) that such Losses were caused by any item for which Mylan is required to indemnify Forest pursuant to Section 16.2. Forest has no set-off rights for any such damages.

           16.2.       Mylan. Except for intellectual property infringement, which are covered in Article 17, Mylan shall defend Forest and its Affiliates at Mylan’s cost and expense, and will indemnify and hold Forest and its Affiliates and their respective directors, officers, employees, consultants, contractors, representatives, and agents harmless from and against any and all Losses incurred in connection with or arising out of any Third Party Claim directly relating to (i) material breach by Mylan of any of its representations, warranties or obligations pursuant to this Agreement, and (ii) negligence or willful misconduct of Mylan in the exercise of any of its rights or the performance of any of its obligations under this Agreement, except for such Losses for which Forest is obligated to indemnify Mylan pursuant to this Agreement; provided that notwithstanding the foregoing, in all cases referred to in this Section, Mylan shall have no liability to Forest for any Losses to the extent (and only to the extent) that such Losses were caused by any item for which Forest is required to indemnify Mylan pursuant to Section 16.1. Mylan has no set off rights for any such damages.

           16.3.       Additional Mylan Indemnification. In addition to the indemnification obligations of Mylan set forth in Section 16.2 and Article 17, Mylan shall defend Forest and its Affiliates and their respective directors, officers, employees, consultants, contractors, representatives and agents and hold them harmless from and against any and all Losses incurred in connection with or arising out of any matter (including, without limitation, Third Party Claims) directly relating to a material breach by Janssen of any of its representations, warranties or obligations under the Janssen Agreement, including the Letter Agreement, provided that, such indemnification shall be limited to the extent of Mylan’s recoveries from Janssen with respect to the same circumstances which occasioned the Loss in question, it being the intention of the parties that Janssen be responsible for the full amount of any such Forest Loss. Forest agrees that, in connection with any claim or proceeding which Forest may bring to enforce Mylan’s obligations pursuant to this Section 16.3, Forest will only bring such claim or proceeding in a forum where Mylan is not prohibited by the Janssen Agreement from asserting such corresponding claim against Janssen.

16.4. Indemnification Procedures.

(a)  Notification. In the case of a Third Party Claim as to which a Party may be obligated to provide indemnification pursuant to this Agreement (the "Indemnitor"), such Party seeking indemnification hereunder ("Indemnitee") will notify the Indemnitor in writing of the Third Party Claim (and specifying in reasonable detail the factual basis for the Third Party Claim and to the extent known, the amount of the Third Party Claim) reasonably promptly after becoming aware of such Third Party Claim; provided that notwithstanding the foregoing, failure to give such notification will not affect the indemnification provided hereunder except to the extent the Indemnitor shall have been materially prejudiced as a result of such failure.

(b)  Acknowledgement. If the Indemnitor acknowledges in writing its obligation to indemnify the Indemnitee for a Third Party Claim, the Indemnitor will control the litigation and settlement of such matter. The Indemnitee will agree to any settlement, compromise, or discharge of such Third Party Claim that the Indemnitor may recommend that by its terms obligates the Indemnitor to pay the full amount of Losses (whether through settlement or otherwise) in connection with such Third Party Claim and unconditionally and irrevocably releases the Indemnitee completely from all liability in connection with such Third Party Claim; provided that notwithstanding the foregoing, without the Indemnitee’s prior written consent, the Indemnitor shall not consent to any settlement, compromise, or discharge (including the consent to entry of any judgment), and the Indemnitee may refuse in good faith to agree to any such settlement, compromise, or discharge, that provides for injunctive or other nonmonetary relief affecting the Indemnitee. If the Indemnitor acknowledges in writing its obligation to indemnify the Indemnitee for a Third Party Claim, the Indemnitee shall not (unless required by Law) admit any liability with respect to, or settle, compromise, or discharge, such Third Party Claim without the Indemnitor’s prior written consent (which consent shall not be unreasonably withheld, conditioned, or delayed).

(c)  Contribution. If the indemnification provided for in this Article 16 is unavailable to an Indemnitee in respect of any Third Party Claim or Loss (other than by reason of a breach by Indemnitor of its indemnification obligations), then the Indemnitor, in lieu of indemnifying such Indemnitee, shall contribute to the amount paid or payable by such Indemnitor as a result of such Third Party Claim or Loss in such proportion as is appropriate to reflect the relative fault of the Forest Indemnitees, on the one hand, or Mylan Indemnitees, on the other hand, in connection with the actions or omissions which resulted in such Third Party Claim or Loss.

           16.5.       Insurance. Each Party shall maintain, at its cost, an adequate program of self-insurance or insurance policy(ies) against liability and other risks associated with its activities contemplated by this Agreement, in such amounts and on such terms as are customary in the pharmaceutical industry for the activities to be conducted by it under this Agreement. At a minimum, each Party shall maintain, at its cost, a program of self-insurance or a policy providing coverage for (a) general liability insurance of at least [***] per occurrence, [***] in the annual aggregate, (b) workers’ compensation insurance in the amounts required by the Law of the jurisdiction(s) in which such Party’s workers are located; and (c) product liability insurance policy of at least [***] per occurrence and [***] annual aggregate. Each Party shall provide to the other not less than ten (10) days prior written notice of any cancellation or material change in its foregoing insurance coverage.

ARTICLE 17

PATENTS

           17.1.       Ownership of Intellectual Property and Inventions. Neither Party shall have any ownership rights in any intellectual property or inventions, including, without limitation, any intellectual property that is neither licensed to a Party pursuant to this Agreement nor created by the Parties pursuant to Development activities under this Agreement. All intellectual property created by the Parties pursuant to Development activities carried out under this Agreement shall be owned by the Party creating such intellectual property, determined in accordance with the applicable laws of inventorship in the jurisdiction where such intellectual property is created or developed, subject only to the rights of the other Party provided herein. The Parties shall grant each other perpetual, paid up, royalty free licenses for such patents solely to the extent related to the Compound or Product with respect to the Territory.

           17.2.       Prosecution of Patents. Each Party will be solely responsible for the preparation, filing and maintenance of patents owned by such Party; provided that, during the Term, each Party shall copy the other Party on all substantive documents relating to patents received from or to be filed in any patent office in the Territory, within [***] of receipt from the applicable patent office and at least [***] prior to filing with such patent office, respectively, including copies of each patent application, official action, response to official action, declaration, information disclosure statement, request for terminal disclaimer, request for patent term extension, and request for reexamination (which will only be undertaken by joint agreement of the Parties). Each Party shall have the right to comment on the prosecution of such patents and provide such comments to the filing Party’s patent counsel, and the filing Party shall require its patent counsel to consider in good faith such comments from the other Party and comments furnished will not be unreasonably rejected. With respect to inventions resulting from joint inventorship by the Parties, the JDC shall determine whether a joint patent should be filed and, if so, which Party should be responsible for filing, prosecuting, and maintaining any joint patent related to such joint invention based on a good faith determination of the relative contributions and level of interest of the Parties to the joint patents, and the relative extent to which the Product relating to such joint patent is being Developed or Commercialized. The Parties agree to negotiate in good faith a prosecution strategy with respect to any joint patents that would adequately cover the respective interests of the Parties.

           17.3.       Election Not to Prosecute. If either Party elects not to pursue the initial filing of a potential patent or support the continued prosecution or maintenance of any such patent, such Party will promptly so notify the other Party, and in any event in good time to enable the other Party to timely meet any applicable deadlines. The other Party shall then have the right, but not the obligation, to pursue the filing or support the continued prosecution or maintenance of any such patent at its sole expense in any country where such Party owns or controls rights to the Product. If such other Party does so elect, then the Party which has elected not to pursue such filing, prosecution or maintenance shall provide such cooperation to the other Party, including the execution and filing of appropriate instruments, as may reasonably be requested to facilitate the transition of such patent activities, and shall assign all of its right, title and interest to such patent, other than its rights thereto provided by this Agreement, to the Party electing to pursue such patent activities. The Party electing to pursue such patent activities will grant the other Party a perpetual, paid up, royalty free license to any such patents solely to the extent related to the Compound or Product with respect to the Territory.

17.4. Infringement.

(a)  Third Party Infringement. Each of the Parties shall notify the other of any activity or product which it reasonably believes constitutes an infringement of the Licensed Patents or any other patents owned or controlled by a Party and covering the Product in the Territory or of any claim of invalidity in respect of any such patent. Forest shall have the right, in the first instance, to enforce Licensed Patents and such other patents against such infringing technology or to defend any such claim of invalidity within the Territory. In the event Forest declines to prosecute such infringing technology or to defend such claim within [***] (or such shorter period as may be required to comply with legal or regulatory deadlines which relate to such infringement) of becoming aware thereof, Mylan shall have the right to so enforce or defend. The Parties agree that, irrespective of which Party prosecutes the action, the costs of such prosecution or defense of validity, and the proceeds of any awards, judgments or settlements obtained in connection with an infringement in the Territory shall be [***]. Further, irrespective of which Party prosecutes the action, the other Party shall have the right to participate in all litigation strategies, and the prosecuting Party shall require its counsel to consider in good faith all comments the other Party has regarding such strategies and comments furnished will not be unreasonably rejected. Each Party agrees to furnish the other with such cooperation, including consenting to act as a Party to litigation if required, and exchange of information as the other Party may reasonably request in connection with the prosecution of any such action and the Party prosecuting an infringement or defending a claim of invalidity shall consult periodically with the other Party in connection with any such action. Neither Party shall take any action which would admit the invalidity of a Licensed Patent, or any such other patent without the consent of the other Party, which consent shall not be unreasonably withheld.

(b)  Infringement of Third Party Rights. With respect to any and all Third Party claims alleging that the manufacture, use, offer for sale, or sale of the Product in the Territory during the Term infringes or has infringed any Third Party patent or other intellectual property, Mylan shall, subject to Janssen's rights and obligations under the Janssen Agreement, have the obligation to defend and the right to control any action or proceeding with respect to such claim. Mylan shall hold Forest harmless with respect to its involvement, if any, in such action or proceedings and as to all damages, royalties, settlements or costs incurred in connection therewith. Forest agrees to be joined as a party if necessary to defend the action or proceeding and shall provide all reasonable cooperation, including any necessary use of its name, required to defend such litigation.

           17.5.       Patent Term Extension. The Parties agree to reasonably cooperate in the selection of the appropriate Licensed Patent or other patent covering the Product as listed in the Patent Information section of the Product NDA for filing to obtain a Patent Term Extension pursuant to all applicable laws and regulations ("PTE"). In addition, the Parties agree to timely compile and file the necessary documentation for a PTE request within sixty days of approval by the FDA of the U.S. NDA for the first indication.

           17.6.       Privileged Communications. In furtherance of this Agreement, it is expected that Forest and Mylan will, from time to time, disclose to one another privileged communications with counsel, including opinions, memoranda, letters and other written, electronic and verbal communications. Such disclosures are made with the understanding that they shall remain confidential, they will not be deemed to waive any applicable attorney-client privilege and that they are made in connection with the shared community of legal interests existing between Mylan and Forest, including the community of legal interests in avoiding infringement of any valid, enforceable patents of Third Parties and maintaining the validity of Licensed Patents or other patents (including joint patents) which cover the Product.

[Section 17.7 deleted pursuant to Section 9.3 of the 2008 Amendment.]

           17.8.       Condition Precedent. Notwithstanding anything to the contrary herein, this Agreement shall not become effective and the Effective Date shall not be deemed to have occurred unless and until the later of (i) 5 p.m. est on the second business day following a discussion between representatives of Forest and Janssen with respect to intellectual property matters, provided Forest has not sent written notice to Mylan in accordance with Section 18.1 hereof of Forest’s decision, made in its sole and absolute discretion, not to have the agreement become effective prior to such time, and (ii) the parties receipt of Menarini International Operations Luxemburg SA’s written consent to the license granted by Janssen to Mylan to the Irish Patents as defined in the Letter Agreement, provided such consent shall be received within fifteen (15) days of the date hereof. In the event Forest delivers notice of intent not to give effect to the Agreement or both of the conditions have not occurred within the time frames set forth above, this Agreement and that certain letter agreement between Forest and Mylan of even date herewith shall be deemed null and void and of no effect.

ARTICLE 18

MISCELLANEOUS

           18.1.       Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by confirmed facsimile transmission, confirmed courier service, or by registered or certified mail (return receipt requested) to the respective Parties as follows:

If to Mylan:	Mylan Pharmaceuticals Inc. 781 Chestnut Ridge Road Morgantown, WV 26505 Facsimile No.: 304-598-5408

With a copy to:	Chief Legal Officer Mylan Pharmaceuticals Inc. 1500 Corporate Drive, Suite 400 Cannonsburg, PA 15317 Facsimile No.: 724-514-1870

If to Forest:	Forest Laboratories Holdings Limited Milner House 18 Parliament Street Hamilton, HM11 Bermuda Facsimile No.: 441-292-7880 Attention: Chief Executive Officer

With a copy to:	Forest Laboratories, Inc. 909 Third Avenue New York, NY 10022-4731 Facsimile No.: 212- 224-6740 Attention: Chief Executive Officer

           18.2.       Captions. The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement.

           18.3.       Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity of enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

           18.4.       Entire Agreement. This Agreement, including the documents, schedules, certificates and instruments referred to herein, the Supply Agreement and the Confidentiality Agreement embody the entire agreement and understanding of the Parties hereto in respect of the transactions contemplated by this Agreement. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or therein. This Agreement supersedes all prior agreements and understandings between the Parties with respect to such transactions.

           18.5.       Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto without the prior written consent of the other Party, nor is this Agreement intended to confer upon any other person except the Parties hereto any rights or remedies hereunder; provided however, that either Party may assign any or all of its rights, interests and obligations hereunder to any Affiliate. This Agreement shall inure to the benefit of, and be binding upon, the Parties hereto and their successors and permitted assigns.

           18.6.       No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the Parties and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

18.7. Amendment and Modification. This Agreement may be amended, modified or supplemented only by prior written agreement signed by both Service Provider and Recipient.

           18.8.       Waiver of Compliance; Consents. Any failure of any of the Parties to comply with any obligation, covenant, agreement or condition contained herein may be waived by the Party entitled to the benefits thereof only by waiver in writing and such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

18.9. Dispute Resolution.

(a)  Executive Resolution. If any dispute arises between the Parties relating to the interpretation, breach or performance of this Agreement or the grounds for the termination thereof, the Parties agree that before filing any claims in arbitration or before the appropriate court, the chief executive officer (or other senior executive officer of a Party or its Affiliates having principal executive responsibility for the activities contemplated hereby) of each Party shall, for a period of [***] after such dispute is formally submitted to either of such officers in writing, attempt in good faith to negotiate a resolution of the dispute. The foregoing shall not be interpreted to preclude either Party from seeking and obtaining from the appropriate court provisional remedies such as attachment, preliminary injunction, replevin, etc. to avoid irreparable harm, maintain the status quo, or preserve the subject matter of the dispute. In addition, the provisions of this subsection (a) shall apply to the resolution of any deadlocks between the Parties as to matters within the jurisdiction of the JDC or the JMC.

(b)  Arbitration. The Parties agree that any disputes arising with respect to the interpretation or enforcement of, or claims with respect to, any provision of this Agreement (but not including the resolution of deadlocks as to matters within the jurisdiction of the JDC or JMC and not arising from the breach of a Party of its obligations hereunder), which cannot be resolved amicably between the Parties in [***] shall be submitted to arbitration in accordance with the then existing rules of the American Arbitration Association ("AAA"). In any arbitration pursuant to this agreement, the award or decision shall be rendered by a majority of the members of an arbitration panel consisting of three members, one of whom shall be chosen by each of the Parties hereto within [***] of the date a written demand for arbitration is made by a Party and the third of whom, who shall be the chairman of the panel, shall be appointed by mutual agreement of the two arbitrators so appointed by the Parties (or by the AAA in the event the arbitrators selected by the Parties fail to reach agreement upon a third arbitrator within [***] of their appointment by the Parties). The arbitration shall be held in New York, New York, USA and shall be conducted in the English language. The award or decision of the arbitration panel pursuant to this Section shall be binding and conclusive upon the Parties, provided that enforcement of such award or decision may be obtained in any court having jurisdiction over the Party against whom such enforcement is sought. In addition, the preceding shall not be deemed to limit either Party’s right to apply for injunctive or other equitable relief to any court of competent jurisdiction as permitted pursuant to the Collaboration Agreement.

(c)  Discovery. In the event the Parties cannot agree upon procedures for discovery and conduct of the hearing meeting the schedule set forth in this Section, then the arbitrator(s) shall set dates for the hearing, any post-hearing briefing, and the issuance of the award in accord with the schedule set out in this Section. The arbitrator(s) shall provide discovery according to those time limits, giving recognition to the understanding of the Parties that they contemplate reasonable discovery, including document demands and depositions, but that such discovery be limited so that the schedule set out in this Section may be met without difficulty. Unless reasonably justified by the nature or complexity of the issues in question, in no event will the arbitrator(s), absent agreement of the Parties, allow more than a total of ten days for the hearing to permit either side to obtain more than a total of forty (40) hours of deposition testimony from all witnesses, including both fact and expert witnesses, or serve more than twenty (20) individual requests for documents, including subparts, or twenty (20) individual requests for admission or interrogations, including subparts. Multiple hearing days will be schedules consecutively to the greatest extent possible.

(d)  LIMITATIONS OF LIABILITY. EACH PARTY HERETO WAIVES ITS RIGHT TO TRIAL OF ANY ISSUE BY JURY. EACH PARTY HERETO WAIVES ANY CLAIM TO PUNITIVE, EXEMPLARY, CONSEQUENTIAL OR MULTIPLIED DAMAGES FROM THE OTHER; (EXCEPT IN THE EVENT OF AND TO THE EXTENT SUCH DAMAGES MAY BE AWARDED TO A THIRD PARTY AND BE SUBJECT TO THE INDEMNIFICATION PROVISIONS SET FORTH HEREIN AND EXCEPT THAT THE WAIVER OF CONSEQUENTIAL DAMAGES (BUT ONLY TO THE EXTENT CONSISTING OF LOST PROFITS AND NOT INCLUDING OTHER INDIRECT OR REMOTE MEASURES OF DAMAGES) SHALL NOT APPLY WITH RESPECT TO A KNOWING OR WILLFUL BREACH BY A PARTY OF ITS REPRESENTATIONS PURSUANT TO ARTICLE 12). EACH PARTY HEREBY WAIVES ANY CLAIM FOR ATTORNEYS’ FEES AND COSTS FROM THE OTHER (EXCEPT THAT THIS WAIVER DOES NOT APPLY TO EACH PARTY’S OBLIGATION TO INDEMNIFY THE OTHER PARTY IN CONNECTION WITH THIRD PARTY CLAIMS PURSUANT TO THIS AGREEMENT).

           18.10.     Janssen Agreement. Mylan agrees that it shall not amend or modify the Janssen Agreement or waive any of its rights thereunder without Forest’s prior written consent. Mylan shall timely make all payments and properly perform all obligations required by the Janssen Agreement. To the extent of Forest’s interest under this Agreement, Mylan shall not exercise any right under the Janssen Agreement except as directed by Forest. Mylan further agrees to take all lawful steps reasonably necessary or requested by Forest to permit Forest to exercise and enforce Mylan’s rights under the Janssen Agreement to the extent of Forest’s interests as provided herein or to exercise any rights Mylan may have, and, without limiting the generality of the foregoing, Mylan’s representatives on the Mylan/Janssen Review Committee shall act solely in accordance with Forest’s directions. Mylan shall promptly provide Forest with copies of all notifications and communications with respect to the Janssen Agreement and will arrange for Forest’s participation in any further meetings of the Mylan/Janssen Review Committee and any substantive discussions with Janssen regarding the activities contemplated hereby. Mylan hereby affirms that Forest shall have the right, but not the obligation, to cure any default by Mylan under the Janssen Agreement.

           18.11.     Governing Law. This Agreement and any claims or disputes arising out of or related to this Agreement or to the transactions contemplated hereby or to the inducement of any Party to enter herein (whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed by and construed in accordance with the laws of the State of New York (regardless of the laws that might otherwise govern under principles of conflicts of law or lead to the application of other laws) as to all matters, including, but not limited to matters of validity, construction, effect, performance and remedies. The arbitrators chosen pursuant to Section 18.9(b) must render their award by application of the substantive law of the State of New York and are not free to apply "amiable compositeur" or "natural justice and equity." The arbitrators shall render a written opinion setting forth findings of fact and conclusions of law with the reasons therefore stated. A transcript of the evidence adduced at the hearing shall be made and shall, upon request, be made available to either Party. The arbitrators shall have power to exclude evidence on grounds of hearsay, prejudice beyond its probative value, redundancy, or irrelevance and no award shall be overturned by reason of such ruling on evidence. To the extent possible, the arbitration hearings and award will be maintained in confidence.

           18.12.     Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile signatures will be binding on the Parties and Guarantor.

           18.13.     Independent Contractors. It is understood and agreed that the Parties are independent contractors and nothing contained in this Agreement is intended to make either Party a general or special agent, legal representative, joint venturer, partner or employee of the other or otherwise as participants in a joint or common undertaking for any purpose. Personnel supplied by a Party shall work for that Party and shall not, for any purpose, be considered as partners, joint venturers, employees or agents of the other Party. Each Party assumes full responsibility for the acts of its personnel while performing services hereunder and shall be responsible solely for their supervision, direction and control, compensation, benefits and taxes. Neither Party has, expressly or by implication, or may represent itself as having, directly or indirectly, any authority to act for or on behalf of the other Party or to make contracts or enter into any agreements in the name of the other Party, or to obligate or bind the other Party in any manner whatsoever.

18.14. Interpretation. The Parties acknowledge that this Agreement is a product of negotiations and that no inference should be drawn regarding the drafting or preparation of this Agreement.

           18.15.     Construction. The language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

           18.16.     Further Assurances. From time to time after the Effective Date, Mylan and Forest shall execute, acknowledge and deliver to each other any further documents, assurances, and other matters, and will take any other action consistent with the terms and conditions of this Agreement (including, without limitation, providing reasonable access to the other Party and its representatives, during normal business hours, to books, records, files and documents relating to the Product in the Territory as reasonably required to effectuate the purposes hereof), that may reasonably be requested by a Party and necessary or desirable to carry out the purpose of this Agreement. Forest and Mylan will cooperate and use all reasonable efforts to make all other registrations, filings, and applications, to give all notices, and to obtain as soon as practicable all governmental or other consents, transfers, approvals, orders, qualifications, authorizations, permits, and waivers, if any, and to do all other things necessary or desirable for the consummation of this Agreement.

18.17. [Deleted pursuant to Section 11.3 of the 2008 Amendment.]

           18.18.     Survival. Notwithstanding the term and termination provisions of this Agreement, each provision hereof which provides for obligations for a fixed period or which provide by their terms for survival beyond the Term shall survive the termination or expiration of this Agreement. The Confidentiality Agreement shall survive pursuant to its terms.

           18.19.     No Adverse Inference. The Parties acknowledge and agree that this Agreement is the product of negotiations and that no inference shall be drawn regarding the drafting or preparation of this Agreement. In addition, the Parties acknowledge and agree that in no event shall negotiation history, prior discussions and/or proposals or the withdrawal thereof, or any prior understanding or statements control or affect the construction or interpretation of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been executed by the Parties hereto as of the Effective Date.

FOREST LABORATORIES HOLDINGS LIMITED By: /s/ Howard Solomon Print Name: Howard Solomon Title: Chairman Date: January 6, 2006

MYLAN LABORATORIES INC. By: /s/ Robert J. Coury Print Name: Robert J. Coury Title: Chief Executive Officer Date: January 6, 2006

EXHIBIT C

Supply Addendum

ARTICLE I

ADDITIONAL DEFINITIONS

            1.1.      " cGMPs" shall mean current Good Manufacturing Practices as (a) defined in 21 CFR §§ 210 and 211 et. seq., as amended from time to time, and relevant guidelines published by the FDA relating to the standard of practice that is acceptable to the FDA and (b) as required by Law in countries other than the United States where the Product is marketed.

            1.2.      " GCP" shall mean current Good Clinical Practices as (a) set forth in the regulations established by the FDA and embodied in the Code of Federal Regulations and relevant guidelines published by the FDA, relating to the standard of practice that is acceptable to the FDA in the conduct of clinical studies and (b) as required by Law in countries other than the United States where clinical studies are conducted.

            1.3.      " GLP" shall mean current Good Laboratory Practices (a) as promulgated under the Act at 21 C.F.R. Part 58, as the same may be amended or re-enacted from time to time and (b) as required by Law in countries other than the United States where non-clinical laboratory studies are conducted.

            1.4.      " FFDCA" shall mean the Federal Food, Drug and Cosmetic Act, as amended, 21 U.S.C. § 301 et seq., and any related federal and/or state law or regulation pertaining to the safety, effectiveness, adulteration, mishandling, packaging, labeling or storage of pharmaceutical ingredients, finished pharmaceutical products, and/or medical devices that may be applicable to the Product.

1.5. " Specifications" shall mean the specifications for the Products set forth in the approved NDA for the Products.

ARTICLE 2

MANUFACTURING

            2.1.       Manufacturing. The Parties agree that Mylan shall manufacture the Product until such time as an alternate site transfer can be made to Forest. Forest shall use Commercially Reasonable Efforts to achieve such a site transfer for Forest's manufacturing facility as quickly as possible. Once the site transfer is approved by the Regulatory Authorities, Forest shall become the primary manufacturer for the Product, and Mylan shall remain a secondary manufacturer to manufacture the Product. Should Forest require Mylan to commence manufacturing as the secondary manufacturer, the Parties shall use commercially reasonable efforts to enable Mylan to begin manufacturing as soon as possible. The Parties acknowledge and agree that the manufacturing of the Product shall be in accordance with that certain Quality Addendum by and between Mylan and Janssen dated as of December 13, 2004, attached hereto as Exhibit A and made a part hereof (the "Quality Addendum").

            2.2.       Payment for Manufacturing. During any period Mylan is manufacturing the Product, Forest shall pay for such manufacturing, [***], at the following rates: (i) for the [***] period immediately following the Effective Date, Forest will pay Mylan [***]; and (ii) after such [***] period, Forest will pay Mylan its [***]. If at any time a site transfer to Forest is achieved, thereafter any additional manufacturing by Mylan pursuant to this Agreement shall be paid for by Forest at a rate of [***]. Such rates shall represent [***]. As of the Effective Date, Mylan estimates that its Cost of Goods to manufacture finished tablets, but not package them, is [***]. Forest shall remit payment for shipments of Product sent by Mylan to Forest within thirty (30) days of Forest's receipt of Mylan's invoice. During any period that Forest is manufacturing the Product, Forest shall be responsible for all of its own costs.

            2.3.       Labeling and Packaging. Within ninety (90) days following the Effective Date or the implementation of a material change in Product packaging design, Mylan shall provide to Forest the necessary technical information to enable Forest to prepare and provide to Mylan the layout of packaging material for the Product, including package inserts, labels and other elements. Mylan will review such packaging materials and make any comments or suggestions that it may have to such packaging material no more than seven (7) business days after its receipt. The Parties will then discuss the merits of such comments or suggestions; provided, however, that, subject to the requirements of any Regulatory Authority and any capability restraints relating to manufacturing machinery and equipment, Forest will have sole discretion with respect to the layout of such packaging material, except to the extent governed by Regulatory Authority requirements and machinery layout limitations. During any period that Mylan manufactures the Product, Mylan shall supply Forest with Product packaged in final packaging, and shall promptly implement any changes to the packaging or labeling decided upon pursuant to this Section. Forest shall not be permitted to select any materials which would (a) deviate from packaging components of the Product as contained in the Regulatory Approval, including any amendments or supplements thereto, or (b) materially delay receipt of Regulatory Approval. If Forest elects to make any change to the final packaging materials or design, or elects final packaging materials or designs which significantly deviate from standard packaging (e.g., requiring four (4) color processing or printing), Forest shall bear the costs specifically related to such change or significant deviation from standard packaging including the costs associated with design, tooling, obsolete inventory, regulatory expenses and any changes in the cost of the Product.

                        Notwithstanding the preceding, Forest may purchase Products in bulk finished form and assume responsibility for packaging and labeling as promptly as reasonably practicable, provided Forest’s facilities are properly qualified, and subject to coordination of work in process with Mylan in a commercially reasonable manner.

            2.4.       Generic Product. The Party undertaking the distribution of the Generic Product when and as permitted by the terms of the Agreement shall be responsible for manufacturing the requirements of Product for such purpose.

ARTICLE 3

FORECASTS AND SUPPLY

            3.1.       Forecast. During any period that Mylan manufactures the Product, Forest shall provide Mylan with forecasts in accordance with this Section. No later than [***], Forest shall provide Mylan with the quantities of the Product (clinical, commercial and sample) Forest anticipates it will order from Mylan during the first [***] following Regulatory Approval of the Product in the United States (the "Initial Forecast") of which the [***] following launch will be binding. The remainder of the Initial Forecast shall be non-binding on Forest. The Parties acknowledge that the lead time for the production of Compound by Janssen is approximately [***]. Within sixty (60) days following the Effective Date, the appropriate supply chain representatives of each Party shall agree on a forecast mechanism which [***] incorporates at least the following: (i) binding and non-binding forecast periods; (ii) finished good manufacturing lead times; (iii) a buffer mechanism providing for an upper and lower variation limit of eventual orders against the latest forecasts; (iv) mutually agreed upon inventory levels; (v) safety stock; and (vi) disaster recovery inventory.

3.2. Janssen.

(a)  Forecasts and Firm Orders. Mylan shall provide Janssen with the forecasts required by the Forecast Mechanism (as defined in the Janssen Agreement) and firm purchase orders as required by Article 8 of the Janssen Agreement for Compound.

(b) [Deleted pursuant to Section 6.1(a) of the 2008 Amendment.]

3.3. Ordering Under the Forecast.

(a)  Delivery of Purchase Order. During any period Mylan manufactures the Product, Forest will place orders with Mylan for Product in accordance with this Section. On or before the first day of each calendar month, Forest shall place purchase orders with Mylan for the binding portion of the Forecast that corresponds to such month (each, a "Purchase Order"). Forest shall submit each Purchase Order to Mylan not less than ninety (90) days prior to the requested delivery date or dates of the Product set forth in the applicable Purchase Order. Mylan shall deliver the Product against each Purchase Order in accordance with Article 5. Forest shall purchase all such Product ordered and delivered by the delivery date specified in a Purchase Order, provided that such Product meets the Specifications. Notwithstanding the foregoing, individual shipment quantities of the Product may vary from the quantities specified in any Purchase Order by an amount of up to plus or minus [***] and still be deemed to be in compliance with the Purchase Order; provided, however, Forest shall only be invoiced and required to pay for the quantities that Mylan actually shipped to Forest. Notwithstanding anything in Section 3.1 to the contrary, Mylan shall use Commercially Reasonable Efforts, but shall not be obligated, to supply any quantity of the Product ordered by Forest which exceeds the quantity in the applicable Forecast by (i) during the first [***] of the Term, up to [***] and (ii) during the agreed forecast periods applicable to the remainder of the Term, up to [***].

(b) Acceptance of Purchase Order. Mylan shall acknowledge and provide Forest with a written acceptance of each Purchase Order within five (5) business days following Mylan’s receipt thereof.

(c)  Terms of Purchase Orders. Nothing in any Purchase Order submitted by Forest, or written acceptance thereof by Mylan, shall supercede the terms and conditions of this Agreement or the Quality Addendum, unless otherwise agreed to in writing by both Parties.

ARTICLE 4

STOCKS AND DISASTER RECOVERY PLANNING

            4.1.       Maintenance of Stock. Mylan and Forest will cooperate to comply with Section 9.1 of the Janssen Agreement with respect to maintaining sufficient stock of Products. In addition to the requirements of Section 9.1 of the Janssen Agreement, the manufacturing Party shall maintain a safety stock of the Product, Compound and all other raw materials necessary to manufacture the Product in accordance with guidelines to be determined by the JDC.

4.2. Storage. The Parties shall store the Product in storage facilities adapted to pharmaceutical preparations as required by Section 9.2 of the Janssen Agreement.

            4.3.       Disaster Recovery Plan Between Mylan and Forest. At least ninety (90) days before the initial launch of the Product, and subject to Janssen's approval, if necessary, the Parties shall draft and agree upon a disaster recovery plan covering the loss of the manufacturing facility for the Product by the Parties.

            4.4.       Janssen Disaster Recovery Plan. If Forest decides to qualify a secondary source of Compound in accordance with the disaster recovery plan agreed upon with Janssen covering the loss of the manufacturing facility for the Compound pursuant to the Letter Agreement, [***]. If Forest decides not to qualify such a secondary source, then, during the course of a Force Majeure Event due to the lack of Compound while Mylan is manufacturing the Product(s), Forest shall not be entitled to the license granted pursuant to Section 18.17.

4.5. [Deleted pursuant to Section 6.1(b) of the 2008 Amendment.]

ARTICLE 5

SHIPPING

            5.1.       Shipping and Delivery Dates. During the period that Mylan is manufacturing the Product, Mylan shall make the Product available at its distribution facilities for pick-up by a carrier designated by Forest, as designated by Forest in the applicable purchase order, no later than the delivery date set forth in Mylan's confirmation order.

5.2. Terms of Delivery. During the period that Mylan is manufacturing the Product, Mylan shall make the Product available to Forest EXW (Incoterms 2000) Mylan's distribution facilities.

            5.3.       Shipping Costs. Forest shall pay all costs, expenses, taxes, levies, tariffs, brokerage fees, insurance premiums and other costs and charges assessed or levied in connection with all transportation of the Product to Forest pursuant to Section 5.1 (the "Shipping Costs"). If Mylan pays any of the Shipping Costs on behalf of Forest, then Mylan shall invoice such Shipping Costs to Forest and Forest shall pay such costs. In the event that expediting costs are incurred due to either Mylan's late delivery or other fault of Mylan, that cost will be entirely borne by Mylan.

            5.4.       Accompanying Documentation. With each shipment of the Product, Mylan shall provide Forest with commercially appropriate shipping documentation, including bills of lading, and with such certificates of analysis and other appropriate documentation identifying the applicable batch numbers, indicating conformance of the shipment with the Specifications, the Quality Addendum and all Regulatory Standards, statement of cGMP compliance, and, at Forest's request, Mylan shall provide Forest with reasonable access to any applicable Product data and information reasonably requested.

ARTICLE 6

TESTING, INSPECTION AND DEFECTIVE PRODUCTS

            6.1.       Quality Assurance. During any period that Mylan manufactures the Product, Mylan shall be responsible for quality assurance testing with respect to the Products sold hereunder, including stability testing, in accordance with the Quality Addendum. Mylan shall provide the results thereof to Forest in the form of a Certificate of Analysis (hereinafter "COA"). Mylan also will provide Forest with Material Safety Data Sheets as required for the Product, and updates of same as necessary. Forest shall at all times be responsible for final release of the Product to the market. During any period that Forest manufactures the Product, Forest will perform quality assurance testing with respect to the Product, including stability testing, in accordance with the Quality Addendum.

            6.2.       Inspection by Mylan. Prior to shipping the Product to Forest, Mylan shall determine if such Product conforms to the Specifications. Mylan shall notify Forest of any non-conforming Product immediately following Mylan's discovery or knowledge thereof and shall not ship any such nonconforming Product.

6.3. Inspection by Forest.

(a) Inspection of the Product. Within thirty (30) days following its receipt of a shipment of the Product, Forest shall notify Mylan of any obvious defects or order quantity discrepancies.

(b)  Acceptance of the Product. If notice is not given by Forest pursuant to Section 6.3(a) within the time period set forth therein, then the shipment shall be deemed accepted by Forest for purposes of this Section and, except as provided in Section 6.4, may not be rejected pursuant to Section 6.5 or Section 6.6.

            6.4.       Latent Defects. In the case of the Product with defects not readily discoverable within the time period specified in Section 6.3, each Party shall notify the other Party of any such defects discovered by such Party promptly following such Party’s discovery thereof and in any case not later than [***] of such discovery.

6.5. Defective Products Manufactured by Mylan.

(a)  Rejection by Forest. In any case where Forest expects to reject or otherwise make a claim against Mylan with respect to non-conforming or otherwise defective Product, Mylan shall be offered a reasonable opportunity to offer proof or evidence as to why such Product should not be rejected and to inspect and/or test such Product. Any notice of rejection by Forest shall be accompanied by a reasonably detailed statement of its reasons for rejection and a report of any pertinent analysis performed by Forest on the allegedly non-conforming or otherwise defective Product, together with the methods and procedures used. Such notice will confirm that the testing methods and procedures used to analyze the alleged non-conformance or defect were conducted according to cGMP/GLP. Mylan shall notify Forest as promptly as reasonably possible (but in any event within [***] unless the investigation requires longer than [***] to complete) whether or not it accepts Forest's assertions of non-conformity or defectiveness.

(b)  Testing of Shipment Samples. During any period Mylan manufactures the Product, Mylan shall be responsible for properly storing and retaining appropriate samples (identified by batch number) of the Product that it supplies to Forest in conditions and for times consistent with all applicable regulatory standards and to permit appropriate or required internal and regulatory checks and references (collectively, "Retention Samples"). All Mylan’s costs with respect to the Retention Samples shall be included in Cost of Goods. In the event of any dispute as to whether the Product may be rightfully rejected by Forest, such Product shall be tested, using the Product from the shipment or shipments in question, for conformance with the Retention Samples and Specifications and acceptance criteria by an independent GLP/cGMP certified laboratory of recognized repute, acceptable to both Parties who shall analyze the Product using such procedures and tests as the laboratory may consider necessary or appropriate to reach conclusion. This analysis shall be binding on Mylan and Forest solely for the purpose of determining whether such Product may be rightfully rejected, which, absent manifest error, shall be deemed final as to any dispute over compliance. Both Parties reasonably agree to cooperate with the independent laboratory's reasonable requests for assistance in connection with its analysis hereunder and both Parties shall be permitted to audit such testing and analysis. The fees and expenses charged by such independent testing organization shall be paid by the Party in error. For the sake of clarity, if the rejection is in error, Forest shall pay for such fees and expenses, and if the rejection is correct, Mylan shall pay for such fees and expenses.

(c)  Disposal of Rejected Product. All or part of any shipment of the Product determined to have been rightfully rejected by Forest shall be held by Forest for a period of thirty (30) days following notice to Mylan for proper disposal by Mylan, at Mylan's expense. If Mylan does not provide instructions for disposal of the Product within such period, then Forest may dispose of such Product in accordance with all applicable Laws and Mylan shall either pay or reimburse Forest for all costs and expenses incurred by Forest in connection with the disposal of such Product.

            6.6.       Remedies. In the event Forest receives non-conforming or otherwise defective Product from Mylan which Forest rightfully rejected as determined under Section 6.5(b), Forest may, in addition to any other rights or remedies it may have under Section 6.5 elect for Mylan to replace such Product with an equal quantity of the Product that conforms to the Specifications and is not otherwise defective or refund the purchase price and shipping costs for the quantity of such defective Product. If Forest requests Mylan to replace such Product as set forth above, Mylan shall replace such Product as soon as is reasonably practicable at no additional cost to Forest.

            6.7.       Inspection and Audit. During any period that a Party manufactures the Product, to the extent permitted by Law and subject to any Third Party consents, the manufacturing Party shall permit the other Party (and/or Janssen pursuant to the terms of the Quality Addendum) to conduct an inspection and audit only as to the Product. Such inspection and audit will relate to: (i) those portions of each of the manufacturing facilities at which any manufacturing of the Product is performed, (ii) any facility that provides analytical testing of, packages, warehouses or stores the Product, (iii) any other facility to which the manufacturing Party transfers manufacturing, packaging, warehousing or storing obligations in accordance with the terms of this Agreement and (iv) any of the manufacturing Party’s manufacturing and quality control records and other documentation relating to the manufacturing activities (including any internal quality control audits or reviews conducted by the manufacturing Party) for the Product. Such inspections and audits shall be for the purpose of ascertaining compliance with GMPs, GCPs and GLPs and the manufacturing Party’s obligations under the Quality Addendum and this Agreement. Any information obtained by the inspecting Party through such inspections and audits shall be treated as Confidential Information of the manufacturing Party or of a Third Party, as the case may be. Such audits and inspections shall be conducted at the inspecting Party’s expense during normal business hours, with at least one week's prior written notice and no more than once per year per manufacturing facility (unless an issue in question or an issue raised by a prior audit justifies more frequent audits). Mylan shall use Commercially Reasonable Efforts to cause any Third Party conducting manufacturing activities related to the Product to permit inspections and audits as contemplated by this Section.

            6.8.       Monitoring and Recordkeeping; Operating Procedures. During any period Mylan is manufacturing the Product and for so long thereafter as is required by Law, Mylan shall maintain records evidencing its compliance with GMPs, GCPs and GLPs to the extent such records are required by Law but in no event for less than three years. Mylan shall provide Forest with reasonable access to such documentation promptly upon Forest's request.

ARTICLE 7

SUPPLY REGULATORY MATTERS

            7.1.       Regulatory Requirements. During any period that Mylan manufactures the Product, Mylan shall be responsible for maintaining and fulfilling all regulatory requirements in the Territory with respect to the Products that are imposed by Law upon Mylan as the manufacturer. During any period that Forest manufactures the Product, Forest shall be responsible for maintaining and fulfilling all regulatory requirements in the Territory with respect to the Products that are imposed by Law upon Forest as the manufacturer. In addition, following the transfer of the NDA to Forest, Forest shall be responsible for obtaining, maintaining and fulfilling all regulatory requirements in the Territory that are imposed by Law upon Forest as the NDA holder. Each Party will, on a timely basis, provide the other Party with all information that such Party has that the other Party does not have that is reasonably necessary and relevant to either Party's obligations in fulfilling such requirements.

            7.2.       State Approvals. Forest shall be responsible for filing and maintaining all documentation and other information as required by each and every state and locality (hereinafter "State") for the purpose of listing the Products on each such State's formulary or other similar authority, and for obtaining such other approvals as may be necessary to distribute and sell the Products in the Territory.

            7.3.       Inspection by Regulatory Authorities. Upon actual knowledge, the Party responsible for manufacturing the Product at any given time shall promptly (and in any case within twenty four (24) hours) notify the other Party of an audit or inspection by the FDA or any similar or related Regulatory Authority only insofar as (a) it directly affects the manufacturing facility or activities and (b) directly relates to the Product, and shall promptly disclose all relevant portions of any written notice of observations that may affect the obligations of the manufacturing Party to the other Party under this Agreement. In addition, the manufacturing Party shall provide the other Party with redacted copies (limited solely for the purpose of protecting Third Parties, Third Party products or the manufacturing Party's other products) of any Form FDA 483 Inspectional Observations under the FDA and Establishment Inspection Reports (or their equivalents) issued as a result of said audit and any follow-up written communications between the manufacturing Party or its Affiliates and the Regulatory Authority.

            7.4.       Manufacturing and Regulatory Changes. Following receipt of Regulatory Approval, any change to the Specifications, the manufacturing process, analytical methods, production equipment (other than like replacements), raw materials (including their sources), packaging components, storage conditions, site of the manufacturing facilities, or shipment methods and supplies associated with the manufacturing activities or the Product (each a "Change") shall be made only in accordance with this Section. With respect to any Change required by the Regulatory Authorities (regardless of which Party is manufacturing the Product at such time), the Parties will work together through the JDC to implement such Change. Forest shall bear all costs of such Change, including, but not limited to, Regulatory Approval and validation. While Mylan is manufacturing the Product if Mylan requests a Change, the Parties will work together through the JDC to mutually agree on whether to implement such Change. If the JDC approves such Change, Mylan shall bear all costs of such Change, including, but not limited to, Regulatory Approval and validation. With respect to any Change requested by Forest (regardless of which Party is manufacturing the Product at such time), the Parties will work together through the JDC to mutually agree on whether to implement such Change. If the JDC approves such Change, Forest shall bear all costs of such Change, including, but not limited to, Regulatory Approval and validation. All Changes will be carried out in accordance with the Quality Addendum, if applicable.

ARTICLE 8

ADDITIONAL REPRESENTATIONS AND WARRANTIES

8.1. Mutual Representations and Warranties. Each Party as to itself hereby represents, warrants and covenants to the other Party that:

(a)  It is not debarred and has not and will not use in any capacity the services of any person debarred under subsection 306(a) or (b) of the Generic Drug Enforcement Act of 1992. If at any time this representation and warranty is no longer accurate, it shall immediately notify the other Party of such fact;

(b)  It, its Affiliates, assignees, licensees and contractors shall adhere in all material respects to all applicable Laws relating to the handling, storage, manufacturing, sale, distribution and disposal by any of them of the Product and shall not at any time do, or cause to be done, any act inconsistent with the labeling;

(c)  It has and will maintain throughout the term of this Agreement all permits, licenses, registrations and other forms of governmental authorization and approval as required by Law in order for it to execute and deliver this Agreement and to perform its obligations hereunder in accordance with all applicable Laws; and

(d)  During any period that such Party is responsible for the manufacturing of the Product pursuant to this Agreement, it represents and warrants to the other Party that, at the time of shipment, such Product has been manufactured, packaged, stored and shipped in conformity with cGMPs, Specifications, and any other applicable Laws, and shall not be adulterated, misbranded or otherwise violative of the FFDCA or other applicable Laws.